

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Julio Ramirez
Chief Executive Officer
BurgerFi International, Inc.
U.S. Highway 1
North Palm Beach, FL 33408

> **Re: BurgerFi International, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 29, 2021**
> **Amendment No. 1 to Post-Effective Amendment No. 1 to Registration**
> **Statement on Form S-1**
> **Filed November 5, 2021**
> **File No. 333-255667**

Dear Mr. Ramirez:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed October 29, 2021

General

1. We note that your registration statement that was declared effective by the Commission on May 10, 2021 only registered 38,063,901 shares of your common stock and that the pre-effective amendment filed on May 7, 2021 did not properly add (a) 3,595,000 shares of Common Stock issuable upon the exercise of private warrants (as defined in the registration statement) and (b) 75,000 shares of common stock issuable upon the exercise of the warrants issuable pursuant to the exercise of the units that remain outstanding pursuant to a unit purchase option initially issued to EarlyBirdCapital, Inc. Please revise

your filing to accurately reflect that you have registered 38,063,901 shares of common stock instead of 41,733,901 shares, including eliminating language that suggests the registration statement covers the private warrant shares. Refer to Securities Act Rule 413.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shane Segarra, Esq.